Mail Stop 3561

March 4, 2010

Via Fax & U.S. Mail

Mr. Timothy J. Cope
Chief Financial Officer
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

  Re: **Lakes Entertainment, Inc.**
    Form 10-K for the year ended December 28, 2008
    Filed March 13, 2009
    File No. 000-24993

Dear Mr. Cope:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Linda Cvrkel
          Branch Chief

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(952) 449-7064